NEXTSEED

FORM C

COVER PAGE


CHOPPED
AND
SCREWED
PLAY
THE FINAL MIXTAPE

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DJ Screw Documentary

0% OF MINIMUM GOAL

$0 raised

Security Type: Revenue Sharing Note
Investment Multiple: 2.0x

COMING SOON

- Highlights
- The Film
- Creative Look
- The Team
- In The Press
- Music Partners
- Distribution Strategy
- Investment Terms
- Use of Proceeds
- Data Room
- Comments
- Back to Top

HIGHLIGHTS

Documentary film project providing a first-hand account of legendary hip-hop icon DJ Screw

- Never-before-seen footage provided by the family and estate of DJ Screw
- Cameos from prominent artists influenced by Screw's music and legacy, as well as personal stories from family and close friends
- 2020 marked the 20th anniversary of his passing, resulting in a surge of interest in his story

A timely commentary on the intersection of music and social justice movements

- Unbeknownst to most, George Floyd was a member of the Screwed Up Click and was consulting with the film's director prior to his death
- The film explores the inextricable links between social injustice and the music industry, told from the perspective of those afflicted by it

Produced by a multiple award winning team with Emmy and Peabody Awards on the shelf including:

- Executive Producer of six-time Emmy-winning series Life Below Zero and multi documentary award winner, Joseph Litzinger
- Directed by Multi-platinum music producer and songwriter, Isaac Yowman who is uniquely suited to tell DJ Screw's story as he lived a similar day-to-day life in Houston before his successful career in entertainment
- And the Producing team behind the documentary Hip Hop Evolution which won countless awards including an International Emmy, a Peabody Award, 4-nominations in the Canadian Screen Awards in 2017, and won the awards for Best Biography or Arts Documentary and Best Editing


Chopped & Screwed - Directors Statement
from Interesting Human Media
Greetings From
HOUSTON
03:27
vimeo


SO SO DEF/COLUMBIA/OFFICIAL S.U.C.
Screw's Houston group, the Screwed Up Click, introduced the screwed
03:48

THE FILM

"CHOPPED AND SCREWED: THE FINAL MIXTAPE" is a documentary that will explore the history of DJ Screw, his signature sound, his struggles with police brutality and racism, and his impact on contemporary music and culture. The film gives a first-hand account of Screw's life from the people closest to the icon and various artists influenced by him today.



Growing up in Smithville, TX, the Houston implant quickly went from a novice DJ performing at skating rinks and bowling alleys, to packing night clubs and selling thousands of mixtapes daily. As a key player in the 90's southern rap scene, DJ Screw and his Screwed Up Click popularized "lean", "slabs", and the famous "chopped and screwed" DJ technique.


DJ SCREW INFLUENCED
A GENERATION
OF ARTISTS
DRAKE
BEYONCÉ
MEGAN THEE STALLION
TRAVIS SCOTT
SOLANGE
SLIM THUG
BUB B
PAUL WALL
BRELAND
LIZZO
KANYE WEST
LIL WAYNE

Before seeing the full fruits of this labor, Screw tragically died from an overdose of codeine at the age of 29. His work, however, began getting re-discovered in the mid 2000s. Since then, his music and style has influenced global artists such as Beyoncé, Drake, Kanye West, Lil Wayne and many more.

On top of his influence in hip hop, there is a large social justice component to the project. DJ Screw (like a lot of young African Americans) was the victim of systematic racism, unjust raids, and incarceration. The film will explore the current political climate as well as the connection between DJ Screw and George Floyd, who was a rapper in his Screwed Up Click.



Riddled with creative ingenuity, issues of social injustice, a tragic connection to George Floyd's murder and an exploration of his untimely death, 'CHOPPED AND SCREWED: THE FINAL MIXTAPE' uses archival footage, contemporary stylized interviews, never before seen photos, reenactments and animation to reveal the undocumented history of the man behind one of music's most utilized, yet unknown sounds.

CREATIVE LOOK

The film uses archival footage, contemporary stylized interviews, never before seen photos, reenactments and animation to reveal the undocumented history of the man behind one of music's most utilized, yet unknown sounds.





THE TEAM

DIRECTION & CREATIVE




Isaac Yowman
Director
IYO Agency

Isaac "Chill" Yowman (IMDB), multi-platinum music producer and songwriter, has a passion for filmmaking. His past work includes working with Beyoncé, Snoop Dogg, Trey Songs and Rick Ross. He has over a decade of experience directing content for brands such as Sony Pictures, Netflix, Adidas, BET, and Airbnb.

He brings his extensive knowledge of cinematography and storytelling to this documentary and will serve as the Director and as an Executive Producer. Growing up in Houston and living the day to day that screw lived, makes him uniquely suited to tell this story.


Miriam Heads,
Producer
IYO Agency

Miriam Heads (IMDB) is a producer and filmmaker living and working in Houston, TX. She has a strong affinity for counter-culture and storytelling that showcases the many nuanced facets of underrepresented voices. Since starting her film career in 2018, she has produced and helped shape brand stories for Adidas, Reebok, international music artist Runtown, NBA Hall-of -Famer Tracy McGrady, and many more.

As a proud Houstonian and an advocate for marginalized communities, telling stories such as DJ Screw's, that reflect the City's many undercurrents has been both transformative and enlightening for Miriam. Her hope as a producer and filmmaker is to carve out more space for provocative stories that inspire and help us confront our societal norms.

PRODUCTION




Joe Litzinger
Executive Producer

Joe Litzinger (IMDB), Interesting Human Medias founder, is serving as Executive Producer for the project as well as provided production services. Joe is a Prime-Time Emmy nominated tv producer and documentary filmmaker. He currently serves as the EP of the six-time Emmy-winning series Life Below Zero.

In addition to producing thousands of hours of nonfiction tv programming, he co-directed and served as EP on two multiple award-winning feature-length documentaries. Joe has served on various industry panels hosted by IDA, Variety, Deadline, Reel Screen, KCRW and as a documentary mentor as SXSW.



Ally Siegel
Producer

Ally Siegel (IMDB), born and raised in Los Angeles, graduated from The University of Arizona with a degree in journalism. By chance, Ally accepted a job in the casting department at BBC Studios in June 2011 and hasn't left since. There, she fell in love with the world of casting docu-series. Being able to meet people from all over the world with traditions and beliefs unlike her own and to document their stories brings Ally great satisfaction.

While at BBC Studios, Ally has worked as a Associate Story Producer, Production Coordinator, Segment Producer, Casting Producer and most recently Producer. In her free time, you'll find Ally chatting with just about any stranger she meets. Their untold stories continue to fascinate her. Ally currently lives in Los Angeles with her husband and two-year-old daughter.


SCENARIO
PEABODY AWARDS



Darby Wheeler and Rodrigo Bascunan
Executive Producers
Scenario

Darby Wheeler (IMDB) and Rodrigo Bascunan (IMDB) are Executive Producers, Directors, and Writers with Scenario Media. Both are serving as as Executive Producer on the DJ Screw Documentary.

Darby & Rodrigo are responsible for the critically acclaimed and celebrated hit Hip Hop Evolution. Hip Hop Evolution ran for 4 years on Netflix and was awarded a Peabody Award, a 2017 International Emmy for Best Arts Programming, and won 4 Canadian Screen Awards. In addition to Hip Hop Evolution, Scenario Media has produced projects for MTV, CBC, Universal Music, Vice, Audible and HBO. They currently have several projects in several stages of development for a variety of distribution partners across the globe.

IN THE PRESS


billboard
Watch First Trailer For DJ Screw Documentary 'Chopped and Screwed: the Final Mixtape'
CHOPPED AND SCREWED


COMPLEX
Watch Trailer for DJ Screw Documentary 'Chopped and Screwed: the Final Mixtape'


hnhh
DJ Screw Documentary Drops New Trailer Featuring Megan Thee Stallion, Travis Scott & More
Megan Thee Stallion & Tory Lanez Shooting: DJ Akademiks
The upcoming DJ Screw documentary, "Chopped and Screwed: the Final Mixtape" has released a new trailer.
Filmmaker Isaac Yowman's upcoming DJ Screw documentary, Chopped and Screwed: the Final Mixtape, has released a new trailer giving the most detailed look at the film yet.


UPROXX
MUSIC FILM/TV CULTURE LIFE/STYLE
FOLLOW
MUSIC
'Chopped And Screwed: The Final Mixtape' Is A Film About DJ Screw — Watch The First Trailer

MUSIC PARTNERS

DERRICK DIXON Through Wreckshop Records, Derrick Dixon has sold over 2.5 million records and garnered the attention of several major recording labels, including the high-profile label

Def Jam Records. In the past, Derrick has partnered with Capitol Records to launch his record label. At the time, that was unheard of for this type of success to be possible through an independent label.



BRUCE KALMICK As the CEO of Why & How Management, Bruce oversaw a combined 200 syncs, 7.5 Billion combined streams, 7mm+ album sales, and 25+ #1 songs across country, rock, pop, and Americana; including, Chase Rice's single "Eyes On You", Kaleo's "Way Down We Go", upstart crossover star Breland's "My Truck", and Whiskey Myers combined 700,000 independent album sales. Under Bruce's management Icelandic breakthrough rock band, KALEO has achieved 50+ Platinum and Gold certifications world wide and 2mm combined sales of their debut album A/B. Bruce has been named one of Billboard Magazine's "40 Under 40" a list which highlights power players in the music industry and he has been recognized as a Billboard "country music" power player for several years.



DISTRIBUTION STRATEGY

The ultimate goal is to get "Chopped and Screwed" seen by as many eyes as possible in order to honor the legacy of DJ Screw. We hope to premiere at top-tier festivals such as Sundance with a full festival run while obtaining critical reviews from notable media leading up to a huge Houston premiere, limited theatrical release, and distribution via Netflix, VOD/TV/DVD/BLU-RAY/Educational.



INVESTMENT TERMS

Issuer	Type of Offering	Offered By
DJ Screw Doc LLC	Regulation Crowdfunding	Offered by NextSeed Securities, LLC

Offering Min	$100,000
Offering Max	$250,000
Min Individual Investment	$100
Max Individual Investment	$250,000
Type of Securities	Revenue Sharing Note
Investment Multiple	2.0x

	• If the film is sold: a single lump-sum payment to NextSeed investors • If the film is distributed: 80% of proceeds in year 1, 70% of proceeds in year 2, 60% of proceeds in year 3, 50% of proceeds in year 4, 50% of proceeds in year 5
Maturity	60 months

USE OF PROCEEDS

To date, we have self-funded pre-production as well as the the majority of principle photography. This has included legal contracts, initial art creation, shooting interviews as well as some b-roll days, putting together the sizzle, and the resources to create this investment campaign. We are raising capital in order to complete the final phase of production and enter post-production. Although we've shot the majority of the interviews, we still have a few left and are awaiting word from a variety of celebrities who have been influenced by DJ Screw that we would need to spend additional resources on in order to film.

The post-production process is going to be our biggest expense and the majority of what we are going to use the NextSeed proceeds for. The first step is hiring a high caliber editor with documentary experience to work with Isaac in order to get us to a Rough Cut stage. Once the picture is locked, we will need to use capital for sound mixing, color correction, festival submissions, distribution costs, closed captioning, asset delivery for various distribution platforms, titles, animation, music supervisor and music rights, clearances, and screenings.

Any remaining capital will go towards reimbursement of expenses for the first phase of production, and in the unlikely event that there is capital leftover, proceeds will go towards paying the principals who have worked pro bono to get this labor of love off the ground.

DATA ROOM

Note Purchase Agreement	Disclosure Statement
VIEW	VIEW

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